UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For August 13, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [_]          Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                         Yes  [_]              No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 ----

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  PRECISION DRILLING CORPORATION



                                  Per: /s/ Jan M. Campbell
                                       ------------------------------
                                       Jan M. Campbell
                                       Corporate Secretary



Date:  August 13, 2004

2004 PRECISION DRILLING CORPORATION INTERIM REPORT
Periods ended June 30

MANAGEMENT'S DISCUSSION AND ANALYSIS

HIGHLIGHTS

Three months ended June 30,
(Stated in thousands of dollars, except per share amounts)               2004                 2003            % Change
----------------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
Revenue                                                         $     418,691        $     345,641                21.1
Operating earnings (1)                                                 29,435               13,266               121.9
Earnings from continuing operations                                    16,193                8,997                80.0
Net earnings                                                           15,995                8,622                85.5
Diluted earnings per share:
     From continuing operations                                          0.29                 0.16                81.3
     After discontinued operations                                       0.28                 0.16                75.0
Funds provided by continuing operations                                39,442               22,111                78.4
----------------------------------------------------------------------------------------------------------------------

                                                                                     JUNE 30, 2004   December 31, 2003
----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                                                                      $     301,176       $     248,261
Long-term debt (2)                                                                         905,181             399,422
Long-term debt to long-term debt plus equity (2)                                              0.32                0.19
----------------------------------------------------------------------------------------------------------------------

(1) SEE EXPLANATION ON PAGE 8
(2) EXCLUDES CURRENT PORTION OF LONG-TERM DEBT

OVERVIEW

Diluted earnings per share from continuing operations were $0.29 for the quarter ended June 30, 2004 compared to $0.16 in 2003. Diluted earnings per share were $0.28 in the second quarter of 2004 compared to $0.16 in 2003. Earnings from continuing operations and net earnings were both increased in the second quarter of 2004 by a $4.4 million ($0.05 per share) foreign exchange gain on temporary bank borrowings incurred in connection with business acquisitions completed in the quarter.

During the quarter the Corporation completed the acquisition of Reeves Oilfield Services Limited ("Reeves") and the land drilling business of GlobalSantaFe Corporation ("GlobalSantaFe") for US $164.9 and US $316.5 respectively. The GlobalSantaFe acquisition added a drilling operation complete with experienced people, 31 well-maintained rigs and operating contracts in five countries, transforming Precision into the third largest player in the international market. Reeves' unique Compact(TM) wireline technology will allow Technology Services to service a broader market, particularly in the more mature oilfields throughout the world.

To finance these acquisitions, the Corporation completed in May a public offering of US $300 million, 5.625% Notes due 2014 and in July a public offering of 4,000,000 common shares for gross proceeds of approximately US $200 million. On August 10, 2004 an additional 400,000 common shares were issued in connection with the exercise of the underwriting group's over-allotment option, for gross proceeds of approximately US $20 million. In conjunction with the Notes offering the Corporation sought and received a rating of Baa2 (positive outlook) from Moody's to complement its Standard & Poor's rating of BBB+ (stable outlook) and its Dominion Bond Rating Service rating of BBB (stable trend). With these transactions Precision maintains its strong balance sheet allowing the continuance of our internal growth initiatives and the exploration of acquisition opportunities as they arise.

SEGMENT REVIEW

                                  Three months ended          Six months ended
                                       June 30,                   June 30,
-------------------------------------------------------------------------------
                                  2004         2003          2004          2003
-------------------------------------------------------------------------------

OPERATING EARNINGS: (1)
     Contract Drilling      $   41,319   $   19,298   $   189,927   $   123,823
     Technology Services       (13,189)     (10,430)       16,604         2,668
     Rental and Production       9,613       14,190        19,354        22,461
     Corporate and Other        (8,308)      (9,792)      (23,254)      (16,835)
-------------------------------------------------------------------------------
                            $   29,435   $   13,266   $   202,631   $   132,117
-------------------------------------------------------------------------------
(1) SEE EXPLANATION ON PAGE 8

CONTRACT DRILLING

Three months ended June 30,
(Stated in thousand of dollars, except                      % OF                      % of
per day/hour amounts)                            2004    REVENUE          2003     Revenue
------------------------------------------------------------------------------------------
Revenue                                       182,739                  139,082
Expenses:
     Operating                                117,826       64.5       100,400        72.2
     General and administrative                 9,549        5.2         6,790         4.9
     Depreciation and amortization             14,734        8.1        12,660         9.1
     Foreign exchange                            (689)      (0.4)          (66)       (0.1)

------------------------------------------------------------------------------------------
Operating earnings (1)                         41,319       22.6        19,298        13.9
------------------------------------------------------------------------------------------

                                                                                  % Change
------------------------------------------------------------------------------------------
Number of drilling rigs (end of period)           275                      239        15.1
Drilling operating days                         6,608                    6,500         1.7
Drilling revenue per operating day         $   18,774               $   15,820        18.7
Number of service rigs (end of period)            239                      240        (0.4)
Service rig operating hours                    80,986                   77,018         5.2
Service revenue per operating hour         $      458               $      409        12.0


                                                 % OF                     % of
Six months ended June 30,                        2004    REVENUE          2003     Revenue
------------------------------------------------------------------------------------------
Revenue                                       569,990                  474,394
Expenses:
     Operating                                321,271       56.4       297,466        62.7
     General and administrative                19,587        3.4        15,677         3.3
     Depreciation and amortization             39,091        6.9        38,273         8.1
     Foreign exchange                             114          -          (845)       (0.2)
------------------------------------------------------------------------------------------
Operating earnings (1)                        189,927       33.3       123,823        26.1
------------------------------------------------------------------------------------------

                                                                                  % Change
------------------------------------------------------------------------------------------
Number of drilling rigs (end of period)           275                      239        15.1
Drilling operating days                        23,455                   21,966         6.8
Drilling revenue per operating day         $   18,329               $   15,953        14.9
Number of service rigs (end of period)            239                      240        (0.4)
Service rig operating hours                   231,679                  215,936         7.3
Service revenue per operating hour         $      507               $      465         9.0
------------------------------------------------------------------------------------------

(1) SEE EXPLANATION ON PAGE 8

Contract Drilling revenue increased by 31% in the second quarter compared to the same period last year while operating earnings increased by 114%. The increase in operating earnings as a percentage of revenue was driven primarily by year over year drilling and service rig rate increases in the Canadian market. Operating efficiency initiatives undertaken in the service rig operation have also lead to cost savings.

International drilling operations contributed to the operating earnings increase. The acquisition of 31 rigs in May, 3 additional rigs in Mexico, and improving activity in Venezuela enabled the international fleet to generate a 47% increase in operating days.

The Canadian Drilling rig fleet achieved 5,297 operating days for a 26% utilization rate in the quarter compared to 5,605 operating days and a 27% utilization rate in the comparable quarter of the prior year. Activity was slowed by wet weather which rendered ground conditions unsuitable for well site construction and equipment transportation.

Service rig hours increased by 3,968 or 5% in the second quarter of 2004 compared to the same quarter of 2003. The increased activity occurred in the northwestern portion of our operating area where customers were more willing to transport rigs to complete work to take advantage of sustained high crude oil and natural gas prices. This was offset somewhat by lower activity in the southeastern portion of our operating area as a result of wet weather conditions.

TECHNOLOGY SERVICES

Three months ended June 30,                                 % OF                      % of
(Stated in thousand of dollars)                    2004  REVENUE            2003   Revenue
------------------------------------------------------------------------------------------
Revenue                                    $    179,604             $    142,727
Expenses:
     Operating                                  139,092     77.4         110,205      77.2
     General and administrative                  18,936     10.5          16,063      11.3
     Depreciation and amortization               22,733     12.7          18,193      12.7
     Research and engineering                    12,374      6.9           8,746       6.1
     Foreign exchange                             (342)    (0.2)            (50)         -
------------------------------------------------------------------------------------------
Operating loss                             $   (13,189)    (7.3)    $   (10,430)     (7.3)
------------------------------------------------------------------------------------------


                                                                                  % Change
------------------------------------------------------------------------------------------
Wireline jobs performed                           8,192                    7,735       5.9
Directional wells drilled                           907                      553      64.0
Well testing/CPD (2) man-days (Canada only)       8,680                    7,466      16.3


                                                   % OF                     % of
Six months ended June 30,                          2004      REVENUE        2003   Revenue
------------------------------------------------------------------------------------------
Revenue                                    $    406,818             $    345,764
Expenses:
     Operating                                  288,509     70.9         253,637      73.3
     General and administrative                  33,554      8.3          36,032      10.4
     Depreciation and amortization               43,388     10.7          36,946      10.7
     Research and engineering                    24,188      5.9          17,645       5.1
     Foreign exchange                               575      0.1         (1,164)     (0.3)
------------------------------------------------------------------------------------------
Operating earnings (1)                     $     16,604      4.1    $      2,668       0.8
------------------------------------------------------------------------------------------


                                                                                  % Change
------------------------------------------------------------------------------------------
Wireline jobs performed                          19,520                   17,753      10.0
Directional wells drilled                         1,866                    1,362      37.0
Well testing/CPD (2) man-days (Canada only)      38,086                   25,983      46.6
------------------------------------------------------------------------------------------

(1) SEE EXPLANATION ON PAGE 8
(2) CONTROLLED PRESSURE DRILLING (CPD)


Technology Services revenue increased by 26% to $179.6 million from $142.7 million in the second quarter of 2003. The increase is attributable to improving activity levels in the US market, the commencement of new contracts in the Asia Pacific region, more wells being completed on the Burgos integrated services project and the acquisition of Reeves Wireline in May. These improvements were offset somewhat by reductions in Canada and the non-Burgos operations in Mexico.

Operating earnings, however, declined by $2.8 million in the second quarter compared to the same period in 2003. Activity levels in Canada were curtailed by wet weather conditions and the operation was unable to maintain winter pricing levels. This operation has significant fixed costs that can not be quickly adjusted downward when revenue expectations are not met and when operating capability must be maintained to meet the high demand for service that is expected to return when weather permits. The region also incurred higher repair and maintenance costs in anticipation of a speedier pick up in activity. Non-Burgos operations in Mexico also suffered in comparison to the prior year as contracts for Testing/CPD and Drilling Services came to an end.

Elsewhere, there were encouraging signs especially in Burgos, Asia/Pacific and United States where revenue and operating earnings grew, compared to the prior year.

Research and engineering expense rose year over year as increased resources have been put towards completing the design, testing and build out of the Rotary Steerable tools in various hole sizes. R&E associated with the Reeves acquisition is also reflected for the first time. Depreciation increased in line with the continued build out of the logging-while-drilling (LWD), measurement-while-drilling (MWD) and rotary steerable fleets.

RENTAL AND PRODUCTION

Three months ended June 30,                                 % OF                      % of
(Stated in thousand of dollars)                    2004  REVENUE            2003   Revenue
------------------------------------------------------------------------------------------
Revenue                                    $     56,348             $     63,832
Expenses:
     Operating                                   40,979     72.7          44,467      69.7
     General and administrative                   2,542      4.5           1,940       3.0
     Depreciation and amortization                3,271      5.8           2,973       4.7
     Foreign exchange                              (57)    (0.1)             262       0.4
------------------------------------------------------------------------------------------
Operating earnings (1)                     $      9,613     17.1    $     14,190      22.2
------------------------------------------------------------------------------------------

                                                                                  % Change
------------------------------------------------------------------------------------------
Equipment rental days (000's)                       166                      173     (4.0)
Plant maintenance man-days (000's)                   47                       81    (42.0)
------------------------------------------------------------------------------------------

                                                            % OF                      % OF
Six months ended June 30,                          2004  REVENUE            2003   REVENUE
------------------------------------------------------------------------------------------
Revenue                                    $    107,048             $    113,453
Expenses:
     Operating                                   75,979     71.0          79,631      70.2
     General and administrative                   5,186      4.8           4,594       4.1
     Depreciation and amortization                6,573      6.1           6,292       5.5
     Foreign exchange                              (44)        -             475       0.4
------------------------------------------------------------------------------------------
Operating earnings (1)                     $     19,354     18.1    $     22,461      19.8
------------------------------------------------------------------------------------------

                                                                                  % Change
------------------------------------------------------------------------------------------
Equipment rental days (000's)                       419                      395       6.1
Plant maintenance man-days (000's)                  106                      141    (24.8)
------------------------------------------------------------------------------------------

(1) SEE EXPLANATION ON PAGE 8

Rental and Production revenue declined by $7.5 million or 12% in the second quarter compared to the second quarter of 2003. This decrease stemmed from the industrial plant maintenance business (carried out by CEDA, a wholly-owned subsidiary), which experienced a slowing of activity at the Fort McMurray area oilsands operations where several projects were delayed or cancelled. Activity in the rental operation was relatively consistent year over year with rental rates improving somewhat.

CEDA continues to be recognized by its customers and industry associations for its high safety standards and performance. The team recently received the Syncrude President's Award for "Most Innovative Environmental, Health and Safety Idea Implemented". This award was based on the introduction of Competency-Based Training, Safety Audits and the development of the SuperLance(TM) tool used to remove run limiting fouling in Syncrude's fluid cokers.


CORPORATE AND OTHER

CORPORATE AND OTHER EXPENSES

The operating loss associated with the Corporate and Other segment declined from $9.8 million in the second quarter of 2003 to $8.3 million in the second quarter of 2004. Expenses associated with these activities did increase year over year in conjunction with the Corporation's expanded world wide operations. This increase was offset by a foreign exchange gain on short-term US dollar denominated debt incurred to finance the business acquisitions completed during the quarter.

OTHER ITEMS

Interest expense for the three months ended June 30, 2004 increased by $1.8 million or 20% over the same period in 2003 due to the debt incurred to finance business acquisitions.

The effective tax rate on earnings from continuing operations before income taxes and non-controlling interest was 11% compared to a recovery of 69% in the prior year. The tax benefit derived from how the Corporation has structured its foreign operations is amplified in the second quarter when income is at a seasonal low.

During July the Corporation issued 122,200 shares on the exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by continuing operations for the six months ended June 30, 2004 was $271.4 million up 80% from the prior year of $151.0 million. The Corporation spent $97.7 million on capital additions, net of proceeds of disposal in the six month period ended June 30, 2004. During this same period, the Corporation received $40.7 million from the sale of Fleet Cementers and Polar Completions and $36.8 million from the exercise of stock options. These items resulted in the repayment of long-term debt and bank indebtedness prior to the business acquisitions completed in the second quarter.

The acquisition of Reeves and the land drilling business of GlobalSantaFe for a combined purchase price of, including acquisition costs, $670.3 million was initially financed by borrowing on its operating line and through a bridge financing facility with a Canadian chartered bank. These borrowings were partially repaid with the proceeds from US $300 million public note issue completed in May, 2004. These unsecured notes bear interest at 5.625% and mature in 2014. The remainder of the acquisition borrowings has been repaid with proceeds from the public offering of 4,000,000 common shares completed in July 2004. Gross proceeds from this offering amounted to approximately US $200 million. On August 10, 2004 an additional 400,000 common shares were issued in connection with the exercise of the underwriting group's over-allotment option, for gross proceeds of approximately US $20 million.

The Corporation's long-term debt to long-term debt plus equity ratio moved from
0.19 at December 31, 2003 to 0.32 at June 30, 2004 as a result of the acquisition financing. Adjusting for the common share issue in July and the use of the proceeds to repay debt, this ratio would be approximately 0.24.

QUARTERLY FINANCIAL SUMMARY

(STATED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, WHICH ARE PRESENTED
ON A DILUTED BASIS)
                                                         2003                            2004
Quarters ended                             September 30       December 31       March 31        June 30
--------------------------------------------------------------------------------------------------------
Revenue                                         455,625           528,697        665,165        418,691
Operating earnings (1)                           62,614            94,378        173,196         29,435
Earnings from continuing operations              37,129            62,858        107,438         16,193
     Per share                                     0.67              1.13           1.91           0.29
Net earnings                                     35,766            52,958        100,519         15,995
     Per share                                     0.65              0.95           1.79           0.28
Funds provided by continuing operations          92,820           110,687        180,496         39,442


                                                         2002                            2003
Quarters ended                             September 30       December 31       March 31        June 30
--------------------------------------------------------------------------------------------------------
Revenue                                         355,552           369,649        587,970        345,641
Operating earnings (1)                           22,186            12,604        118,851         13,266
Earnings from continuing operations              12,593             4,651         74,146          8,997
     Per share                                     0.23              0.08           1.34           0.16
Net earnings                                     10,196             6,616         83,129          8,622
     Per share                                     0.19              0.12           1.51           0.16
Funds provided by continuing operations          26,839            35,095        132,402         22,111
--------------------------------------------------------------------------------------------------------

(1) NON-GAAP MEASURE

Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating operating earnings may differ from other companies and, accordingly, operating earnings may not be comparable to measures used by other companies.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS CONTAINED IN THIS INTERIM REPORT, INCLUDING STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS "COULD", "PLANS", "SHOULD", "ANTICIPATES", "EXPECT", "BELIEVE", "WILL" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS UNDER THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 INCLUDING, BUT NOT LIMITED TO, STATEMENTS AS TO: FUTURE CAPITAL EXPENDITURES, INCLUDING THE AMOUNT AND NATURE THEREOF; DRILLING ACTIVITY LEVELS; OIL AND GAS PRICES AND DEMAND; EXPANSION AND OTHER DEVELOPMENT TRENDS OF THE OIL

AND GAS INDUSTRY; IMPROVEMENT IN DAY RATES; BUSINESS STRATEGY; EXPANSION AND GROWTH OF THE CORPORATION'S BUSINESS AND OPERATIONS, INCLUDING THE CORPORATION'S MARKET SHARE AND POSITION IN THE DOMESTIC AND INTERNATIONAL DRILLING AND ANCILLARY OILFIELD SERVICES MARKETS; AND OTHER SUCH MATTERS.

THESE STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND ANALYSES MADE BY THE CORPORATION IN LIGHT OF ITS EXPERIENCE AND ITS PERCEPTION OF HISTORICAL TRENDS, CURRENT CONDITIONS AND EXPECTED FUTURE DEVELOPMENTS AS WELL AS OTHER FACTORS IT BELIEVES ARE APPROPRIATE IN THE CIRCUMSTANCES. HOWEVER, WHETHER ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS WILL CONFORM WITH THE CORPORATION'S EXPECTATIONS AND PREDICTIONS IS SUBJECT TO A NUMBER OF KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE CORPORATION'S EXPECTATIONS, INCLUDING: FLUCTUATIONS IN THE PRICE AND DEMAND OF OIL AND GAS; FLUCTUATIONS IN THE LEVEL OF OIL AND GAS EXPLORATION AND DEVELOPMENT ACTIVITIES; FLUCTUATIONS IN THE DEMAND FOR WELL SERVICING, CONTRACT DRILLING AND ANCILLARY OILFIELD SERVICES; THE EXISTENCE OF COMPETITORS, TECHNOLOGICAL CHANGES AND DEVELOPMENTS IN THE OIL AND GAS INDUSTRY; THE ABILITY OF OIL AND GAS COMPANIES TO RAISE CAPITAL; THE EFFECTS OF SEVERE WEATHER CONDITIONS ON OPERATIONS AND FACILITIES; THE EXISTENCE OF OPERATING RISKS INHERENT IN WELL SERVICING, CONTRACT DRILLING AND ANCILLARY OILFIELD SERVICES; POLITICAL CIRCUMSTANCES IMPEDING THE PROGRESS OF WORK IN ANY OF THE COUNTRIES IN WHICH THE CORPORATION DOES BUSINESS; IDENTIFYING AND ACQUIRING SUITABLE ACQUISITION TARGETS ON REASONABLE TERMS; GENERAL ECONOMIC, MARKET OR BUSINESS CONDITIONS, INCLUDING STOCK MARKET VOLATILITY; CHANGES IN LAWS OR REGULATIONS, INCLUDING TAXATION, ENVIRONMENTAL AND CURRENCY REGULATIONS; THE LACK OF AVAILABILITY OF QUALIFIED PERSONNEL OR MANAGEMENT; AND OTHER UNFORESEEN CONDITIONS WHICH COULD IMPACT ON THE USE OF SERVICES SUPPLIED BY THE CORPORATION.

CONSEQUENTLY, ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS REPORT ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS AND THERE CAN BE NO ASSURANCE THAT THE ACTUAL RESULTS OR DEVELOPMENTS ANTICIPATED BY THE CORPORATION WILL BE REALIZED OR, EVEN IF SUBSTANTIALLY REALIZED, THAT THEY WILL HAVE THE EXPECTED CONSEQUENCES TO OR EFFECTS ON THE CORPORATION OR ITS BUSINESS OR OPERATIONS. THE CORPORATION ASSUMES NO OBLIGATION TO UPDATE PUBLICLY ANY SUCH FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CONSOLIDATED BALANCE SHEETS

                                                                          JUNE 30,          December 31,
(Stated in thousands of dollars)                                              2004                  2003
--------------------------------------------------------------------------------------------------------
                                                                       (unaudited)   (restated - Note 5)
ASSETS

Current assets:

     Cash                                                           $       40,715         $      21,370
     Accounts receivable                                                   527,751               544,850
     Inventory                                                             110,589                99,088
     Assets of discontinued operations                                           -                21,150
--------------------------------------------------------------------------------------------------------
                                                                           679,055               686,458

Property, plant and equipment, net of accumulated depreciation           1,930,803             1,588,250
Intangibles, net of accumulated amortization                               158,161                65,262
Goodwill                                                                   771,639               527,443
Other assets                                                                14,571                 8,932
Assets of discontinued operations                                                -                32,040
--------------------------------------------------------------------------------------------------------
                                                                    $    3,554,229         $   2,908,385
--------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                              $       71,795         $     147,909
     Accounts payable and accrued liabilities                              269,322               260,545
     Income taxes payable                                                   23,209                 7,373
     Current portion of long-term debt                                      13,553                17,158
     Liabilities of discontinued operations                                      -                 5,212
--------------------------------------------------------------------------------------------------------
                                                                           377,879               438,197

Long-term debt (NOTE 8)                                                    905,181               399,422
Future income taxes                                                        354,112               320,599
Future income taxes of discontinued operations                                   -                 1,107
Non-controlling interest                                                    13,303                 3,771
Shareholders' equity:
     Share capital                                                         974,470               936,744
     Contributed surplus                                                    17,260                14,266
     Cumulative translation adjustment                                       1,231                     -
     Retained earnings                                                     910,793               794,279
--------------------------------------------------------------------------------------------------------
                                                                         1,903,754             1,745,289

Subsequent event (NOTE 9)
--------------------------------------------------------------------------------------------------------
                                                                    $    3,554,229         $   2,908,385
--------------------------------------------------------------------------------------------------------
Common shares outstanding (000's)                                           55,909                54,846
Common share purchase options outstanding (000's)                            2,408                 3,393

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (UNAUDITED)

                                                              Three months ended            Six months ended
                                                                   June 30,                     June 30,
--------------------------------------------------------------------------------------------------------------
Stated in thousands of dollars,  except per
     share amounts                                            2004          2003          2004*           2003
--------------------------------------------------------------------------------------------------------------
                                                                     (restated -                   (restated -
                                                                         Note 5)                       Note 5)

Revenue                                                 $  418,691    $  345,641    $ 1,083,856    $   933,611

Expenses:
     Operating                                             297,970       255,072        685,832        631,109
     General and administrative                             42,287        32,988         84,543         68,212
     Depreciation and amortization                          41,923        35,022         91,648         83,880
     Research and engineering                               12,374         8,746         24,188         17,645
     Foreign exchange                                       (5,298)          547         (4,986)           648
--------------------------------------------------------------------------------------------------------------
                                                           389,256       332,375        881,225        801,494
--------------------------------------------------------------------------------------------------------------
Operating earnings                                          29,435        13,266        202,631        132,117
Interest                                                    10,706         8,943         18,894         18,212
Gain on disposal of investments                                (42)       (1,164)           (42)        (1,164)
--------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
     income taxes and non-controlling interest              18,771         5,487        183,779        115,069

Income taxes:
     Current                                                19,954        11,543         56,847         34,111
     Future                                                (17,805)      (15,333)         2,015         (2,751)
--------------------------------------------------------------------------------------------------------------
                                                             2,149        (3,790)        58,862         31,360
--------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
     before non-controlling interest                        16,622         9,277        124,917         83,709

Non-controlling interest                                       429           280          1,286            566
--------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                         16,193         8,997        123,631         83,143
Discontinued operations, net of tax (NOTE 4)                  (198)         (375)        (7,117)         8,608
--------------------------------------------------------------------------------------------------------------
Net earnings                                                15,995         8,622        116,514         91,751
Retained earnings, beginning of period                     894,798       696,934        794,279        613,805
--------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                        $  910,793    $  705,556    $   910,793    $   705,556
--------------------------------------------------------------------------------------------------------------
Earnings per share from continuing operations:
     Basic                                              $     0.29    $     0.17    $      2.22    $      1.53
     Diluted                                            $     0.29    $     0.16    $      2.19    $      1.51
--------------------------------------------------------------------------------------------------------------
Earnings per share:
     Basic                                              $     0.29    $     0.16    $      2.09    $      1.69
     Diluted                                            $     0.28    $     0.16    $      2.06    $      1.66
--------------------------------------------------------------------------------------------------------------
Common shares outstanding (000's)                           55,909        54,399         55,909         54,399
Weighted average shares outstanding (000's)                 55,871        54,325         55,677         54,243
Diluted shares outstanding (000's)                          56,549        55,203         56,429         55,174
--------------------------------------------------------------------------------------------------------------

* CERTAIN EXPENSES HAVE BEEN RECLASSIFIED FROM GENERAL AND ADMINISTRATIVE EXPENSES TO BE MORE APPROPRIATELY INCLUDED IN RESEARCH AND ENGINEERING AND CONFORM TO CURRENT PERIOD CLASSIFICATION

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
                                                               Three months ended           Six months ended
                                                                    June 30,                    June 30,
--------------------------------------------------------------------------------------------------------------
Stated in thousands of dollars                                 2004          2003          2004          2003
--------------------------------------------------------------------------------------------------------------
                                                                      (restated -                 (restated -
                                                                          Note 5)                     Note 5)
Cash provided by (used in):

Continuing operations:

     Earnings from continuing operations                $    16,193    $    8,997   $   123,631   $    83,143

     Items not affecting cash:
         Stock-based compensation                             1,898         2,254         3,949         3,926
         Depreciation and amortization                       41,923        35,022        91,648        83,880
         Gain on disposal of investments                        (42)       (1,164)          (42)       (1,164)
         Future income taxes                                (17,805)      (15,333)        2,015        (2,751)
         Non-controlling interest                               429           280         1,286           566
         Amortization of deferred financing costs               360           322           680           644
         Unrealized foreign exchange loss (gain) on
         __long-term monetary items                          (3,514)       (8,267)       (3,229)      (13,731)
--------------------------------------------------------------------------------------------------------------
     Funds provided by continuing operations                 39,442        22,111       219,938       154,513
     Changes in non-cash working capital balances           162,697       146,236        51,459        (3,477)
--------------------------------------------------------------------------------------------------------------
                                                            202,139       168,347       271,397       151,036

     Funds provided by (used in) discontinued operations       (695)       (1,821)       (4,593)       (4,051)
     Changes in non-cash working capital
       balances of discontinued operations                   (5,473)        3,831         3,119         3,560
--------------------------------------------------------------------------------------------------------------
                                                             (6,168)        2,010        (1,474)         (491)
Investments:

     Business acquisitions (NOTE 7)                        (658,212)            -      (658,842)       (6,800)
     Purchase of property, plant and equipment              (55,253)      (91,657)     (108,981)     (168,389)
     Proceeds on sale of property, plant and equipment        6,533         6,909        11,246        11,146
     Proceeds on disposal of investments                         48         7,620            48         7,620
     Proceeds on disposal of
       discontinued operations (NOTE 4)                      15,000         6,914        40,746        67,274
     Investments                                             (1,340)         (115)       (1,340)         (874)
--------------------------------------------------------------------------------------------------------------
                                                           (693,224)      (70,329)     (717,123)      (90,023)
Financing:

     Increase in long-term debt                             520,873             -       522,136        44,960
     Repayment of long-term debt                             (6,898)     (135,731)      (11,263)     (141,171)
     Deferred financing costs on long-term debt              (4,985)            -        (4,985)            -
     Issuance of common shares on exercise of options         6,236         3,940        36,771        10,149
     Change in bank indebtedness                              2,533        16,023       (76,114)       19,182
--------------------------------------------------------------------------------------------------------------
                                                            517,759      (115,768)      466,545       (66,880)
--------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                  20,506       (15,740)       19,345        (6,358)
Cash, beginning of period                                    20,209        26,697        21,370        17,315
--------------------------------------------------------------------------------------------------------------
Cash, end of period                                     $    40,715    $   10,957   $    40,715   $    10,957
--------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(TABULAR AMOUNTS STATED IN THOUSANDS OF DOLLARS)

1.       BASIS OF PRESENTATION

These interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's audited financial statements for the year ended December 31, 2003, except as noted below. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Corporation's audited financial statements for the year ended December 31, 2003 contained in the Corporation's 2003 annual report.

2.       SIGNIFICANT ACCOUNTING POLICIES (A) FOREIGN CURRENCY TRANSLATION

Accounts of foreign operations which are considered financially and operationally integrated are translated to Canadian dollars using average exchange rates for the reporting period for revenue and expenses. Monetary assets and liabilities are translated at period end current exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net earnings.

With the acquisitions completed in the second quarter of 2004 the Corporation has international operations which are considered financially and operationally independent. These self sustaining operations are translated to Canadian dollars using average rates for the reporting period for revenue and expenses and period end rates for all assets and liabilities. Gains and losses resulting from these translation adjustments are included as a component of shareholders' equity in the cumulative translation adjustment account.

Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains or losses are included in net earnings.

(B)      HEDGING

The Corporation has designated its US $300 million, 5.625% long-term notes as a hedge of its investment in certain self sustaining foreign operations. Gains or losses resulting from the translation of these notes at period end exchange rates are included in the cumulative translation adjustment account.

3.       SEASONALITY OF OPERATIONS

The majority of the Corporation's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Corporation's slowest time.

4.       DISPOSAL OF DISCONTINUED OPERATIONS

On February 12, 2004, the Corporation sold substantially all of the assets of Fleet Cementers, Inc. for proceeds of $25.7 million. On May 7, 2004 the Corporation sold the assets of the Polar Completions division for proceeds of $15 million, subject to working capital adjustments. These assets were disposed of as they were not a core component to the Corporation's energy services globalization strategy. Effective January 1, 2003, the Corporation sold Energy Industries Inc., a wholly-owned subsidiary included in the Rental and Production segment.

Effective May 2003, the Corporation sold its 50% interest in Energy Equipment Rentals General Partnership ("EER") and Oil Drilling Exploration (Argentina) SA ("OD&E"). Both entities were included in the Contract Drilling Segment.

Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations.

                                                        Three months ended          Six months ended
                                                              June 30,                   June 30,
-------------------------------------------------------------------------------------------------------
                                                         2004         2003         2004          2003
-------------------------------------------------------------------------------------------------------
Revenue

     Fleet Cementers and Polar Completions           $  1,757    $  10,920    $   9,949    $   22,623
     Other                                                  -            -            -           560
-------------------------------------------------------------------------------------------------------
                                                     $  1,757    $  10,920    $   9,949    $   23,183

Gain on disposal of Energy Industries                $      -    $       -    $       -    $   13,071
Gain on disposal of EER and OD&E                            -        4,389            -         4,389
Gain (loss) on disposal of Fleet Cementers' assets        595            -         (348)            -
-------------------------------------------------------------------------------------------------------
                                                     $    595    $   4,389    $    (348)   $   17,460
-------------------------------------------------------------------------------------------------------
Results of operations before income taxes

     Fleet Cementers and Polar Completions           $    558    $  (5,360)   $    (292)   $  (10,156)
     Other                                                  -            -            -            49
     Writedown of assets held for sale                      -            -       (6,117)            -
-------------------------------------------------------------------------------------------------------
                                                          558       (5,360)      (6,409)      (10,107)
Income tax expense (recovery)                           1,351         (596)         360        (1,255)
-------------------------------------------------------------------------------------------------------
                                                         (793)      (4,764)      (6,769)       (8,852)
-------------------------------------------------------------------------------------------------------
Discontinued operations                              $   (198)   $    (375)   $  (7,117)   $    8,608
-------------------------------------------------------------------------------------------------------


The following table provides additional information with respect to amounts included in the cash flow statement of funds provided by (used in) assets classified as discontinued operations:

                                                                   Three months ended            Six months ended
                                                                        June 30,                     June 30,
----------------------------------------------------------------------------------------------------------------------
                                                                   2004           2003          2004           2003
----------------------------------------------------------------------------------------------------------------------
Net earnings (loss) of discontinued operations                $    (198)    $     (375)   $   (7,117)    $    8,608

Items not affecting cash:

     Loss (gain) on disposal of discontinued operations            (595)        (4,389)          348        (17,460)
     Depreciation and amortization                                   92          2,892           874          4,780
     Stock-based compensation                                         -            (14)            -             82
     Writedown of assets of discontinued operations                   -              -         3,293              -
     Future income taxes                                              6             65        (1,991)           (61)
----------------------------------------------------------------------------------------------------------------------
Funds provided by (used in) discontinued operations           $    (695)    $   (1,821)   $   (4,593)    $   (4,051)
----------------------------------------------------------------------------------------------------------------------

5.       STOCK-BASED COMPENSATION

Effective January 1, 2004, the Corporation adopted the revised Canadian accounting standards with respect to accounting for stock-based compensation. Under the new standard, the fair value of common share purchase options is calculated at the date of grant and that value is recorded as compensation expense over the vesting period of those grants. The Corporation has retroactively applied this standard, with restatement of prior years, to all common share purchase options granted since January 1, 2002. This has resulted in a charge to net earnings for the three and six months ended June 30, 2004 of $1.9 million and $3.9 million (2003 - $2.2 million and $4.0 million) respectively, and a reduction to opening retained earnings of $14.5 million at January 1, 2004 ($6.3 million at January 1, 2003).

Included in shareholders' equity at June 30, 2004 is $1.2 million (December 31, 2003 - $215,000) relating to stock-based compensation on options that were exercised.

6.       SEGMENT INFORMATION

                                               Contract      Technology     Rental and       Corporate
Three months ended June 30, 2004               Drilling        Services     Production       and Other            Total
------------------------------------------------------------------------------------------------------------------------
Revenue                                   $     182,739   $     179,604   $     56,348    $         -     $     418,691
Operating earnings (loss)                        41,319        (13,189)          9,613         (8,308)           29,435
Research and engineering                              -          12,374              -               -           12,374
Depreciation and amortization                    14,734          22,733          3,271           1,185           41,923
Total assets                                  1,774,647       1,515,784        177,471          86,327        3,554,229
Goodwill                                        387,265         355,672         28,702               -          771,639
Capital expenditures*                            22,334          23,714          3,020           6,185           55,253
------------------------------------------------------------------------------------------------------------------------

                                               Contract      Technology     Rental and       Corporate
Three months ended June 30, 2003               Drilling        Services     Production       and Other            Total
------------------------------------------------------------------------------------------------------------------------
Revenue                                   $     139,082   $     142,727   $     63,832    $          -    $     345,641
Operating earnings (loss)                        19,298        (10,430)         14,190         (9,792)           13,266
Research and engineering                              -           8,746              -               -            8,746
Depreciation and amortization                    12,660          18,193          2,973           1,196           35,022
Total assets                                  1,274,722       1,225,377        178,104          60,880        2,739,083
Goodwill                                        257,531         241,340         28,572               -          527,443
Capital expenditures                             21,698          61,180          3,345           5,434           91,657
------------------------------------------------------------------------------------------------------------------------

                                               Contract      Technology     Rental and       Corporate
Six months ended June 30, 2004                 Drilling        Services     Production       and Other            Total
------------------------------------------------------------------------------------------------------------------------
Revenue                                   $     569,990   $     406,818   $    107,048    $          -    $   1,083,856
Operating earnings (loss)                       189,927          16,604         19,354        (23,254)          202,631
Research and engineering                              -          24,188              -               -           24,188
Depreciation and amortization                    39,091          43,388          6,573           2,596           91,648
Total assets                                  1,774,647       1,515,784        177,471          86,327        3,554,229
Goodwill                                        387,265         355,672         28,702               -          771,639
Capital expenditures*                            39,535          49,437          9,485          10,524          108,981
------------------------------------------------------------------------------------------------------------------------

                                               Contract      Technology     Rental and       Corporate
Six months ended June 30, 2003                 Drilling        Services     Production       and Other            Total
------------------------------------------------------------------------------------------------------------------------
Revenue                                   $     474,394   $     345,764   $    113,453    $          -    $     933,611
Operating earnings (loss)                       123,823           2,668         22,461        (16,835)          132,117
Research and engineering                              -          17,645              -               -           17,645
Depreciation and amortization                    38,273          36,946          6,292           2,369           83,880
Total assets                                  1,274,722       1,225,377        178,104          60,880        2,739,083
Goodwill                                        257,531         241,340         28,572               -          527,443
Capital expenditures*                            29,996         121,208          7,194           9,991          168,389
------------------------------------------------------------------------------------------------------------------------

* EXCLUDES BUSINESS ACQUISITIONS

7.       ACQUISITIONS

During the year the Corporation made several acquisitions, the most significant of which were:

On May 14, 2004 the Corporation purchased all of the issued and outstanding shares of Reeves Oilfield Services Limited ("Reeves"). Reeves provides open hole and cased hole logging to the oil and gas industry. It has established operations in Canada, the United States, Australia, Africa, Europe and the Middle East.

On May 21, 2004, the Corporation purchased all of the worldwide land drilling assets, located in Venezuela and the Middle East, from GlobalSantaFe Corporation ("GlobalSantaFe"). These acquisitions have been accounted for by the purchase method with the results of the acquired operations to be included in the financial statements from the effective date of acquisition. Details of the transactions are as follows:

                                                    Reeves    GlobalSantaFe    Other        Total
----------------------------------------------------------------------------------------------------
Net assets acquired at assigned values:

Working capital                                  23,000(a)           11,639        -       34,639
Intangibles                                         95,203            1,333        -       96,536
Property, plant and equipment                       42,026          295,829      500      338,355
Goodwill                                           113,358          129,734      130      243,222
Future income taxes                                (33,522)               -        -      (33,522)
Non-controlling interest                            (8,246)               -        -       (8,246)
----------------------------------------------------------------------------------------------------
                                                   231,819          438,535      630      670,984
----------------------------------------------------------------------------------------------------
Consideration:
     Cash                                          231,819          438,535      630      670,984
----------------------------------------------------------------------------------------------------

(A) INCLUDES CASH OF $12,142

8.       LONG-TERM DEBT

On May 28, 2004 the Corporation issued US $300 million of long-term notes, bearing interest at 5.625% and maturing on June 1, 2014. These notes are redeemable at any time by the Corporation upon paying a redemption price equal to the greater of an amount calculated with reference to the yield on a United States treasury security with the same maturity and par. Proceeds of the offering were used to pay down indebtedness incurred in connection with the acquisition of the worldwide land based drilling assets of GlobalSantaFe Corporation.

9.       SUBSEQUENT EVENT

On July 26, 2004 the Corporation issued 4,000,000 common shares at US $49.80 for proceeds of approximately US $200 million. On August 10, 2004 the Corporation issued 400,000 common shares at US $49.80 for proceeds of approximately US $20 million. Proceeds of the offering were used to pay down indebtedness incurred in connection with the acquisition of all the issued and outstanding shares of Reeves Oilfield Services Limited.

SHAREHOLDER INFORMATION

DIRECTORS

W.C. (MICKEY) DUNN (2) (3)
Edmonton, Alberta

ROBERT J.S. GIBSON (1) (3)
Calgary, Alberta

MURRAY K. MULLEN (2)
Calgary, Alberta

PATRICK M. MURRAY (1)
Dallas, Texas

FREDERICK W. PHEASEY (2) (3)
Edmonton, Alberta

ROBERT L. PHILLIPS (3)
Vancouver, British Columbia

HANK B. SWARTOUT
Calgary, Alberta

H. GARTH WIGGINS (1)
Calgary, Alberta

(1) Audit Committee member
(2) Compensation Committee member
(3) Corporate Governance and Nominating Committee member

OFFICERS

HANK B. SWARTOUT
Chairman of the Board, President
and Chief Executive Officer

DALE E. TREMBLAY
Senior Vice President Finance
and Chief Financial Officer

IAN E. KELLY
Senior Vice President
International Drilling

JOHN R. KING
Senior Vice President
Technology Services

M.J. (MICK) MCNULTY
Senior Vice President
Operations Finance

R.T. (BOB) GERMAN
Vice President and
Chief Accounting Officer

JAN M. CAMPBELL
Corporate Secretary

HEAD OFFICE
Precision Drilling Corporation
4200, 150-6th Avenue S. W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251
Website: www.precisiondrilling.com

BANKER
Royal Bank of Canada
Calgary, Alberta

LEGAL COUNSEL
Borden Ladner Gervais LLP
Calgary, Alberta

AUDITORS
KPMG LLP
Calgary, Alberta

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS
Common shares of Precision Drilling Corporation are listed on The Toronto Stock Exchange under the trading symbols PD and PD.U, and on the New York Stock Exchange under the trading symbol PDS.

TORONTO (TSX)
January 1, 2004 to June 30, 2004
High: $69.37
Low: $55.89
Volume traded: 37.4 million

NEW YORK (NYSE)
January 1, 2004  to June 30, 2004
High: US $51.30
Low: US $42.30
Volume traded: 26.4 million

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
Calgary, Alberta

TRANSFER POINT
Computershare Trust Company, Inc.
New York, New York

ACCOUNT QUESTIONS
Our Transfer Agent can help you with a variety of shareholder related services, including:

Change of address
Lost share certificates
Transfer of stock to another person
Estate settlement

YOU CAN CALL OUR TRANSFER AGENT TOLL FREE AT:
1-888-267-6555

YOU CAN WRITE TO THEM AT:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

OR YOU CAN EMAIL THEM AT:
caregistryinfo@computershare.com
Shareholders of record who receive more than one copy of this report can contact our Transfer Agent and arrange to have their accounts consolidated. Shareholders who own Precision shares through a brokerage firm can contact their broker to request consolidation of their accounts.

ONLINE INFORMATION
To receive our news releases by e-mail, or to view this interim report, please visit our web site at www.precisiondrilling.com and refer to the Investor Relations section.

ESTIMATED RELEASE DATES
FOR FINANCIAL RESULTS
2004 Third Quarter - October 28, 2004